January 2, 2025

John Brancaccio
Interim Chief Executive Officer
Hepion Pharmaceuticals, Inc.
c/o Clementi Associates
919 Conestoga Road
Building 3, Suite 115
Rosemont, PA 19010

       Re: Hepion Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed December 26, 2024
           File No. 333-284052
Dear John Brancaccio:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey Fessler